October 29, 2013

VIA EDGAR CORRESPONDENCE

Mr. Kieran G. Brown
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC

Re:	Global X Funds (“Trust”), SEC File Nos. 333-151713 and 811-22209

Dear Brown,

We are writing in response to oral comments provided to Daphne Chisolm on October 21, 2013 with respect to the registration statement (the “Registration Statement”) filed by the Trust on Form N-1A under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”). On behalf of the Trust, we have set out below the SEC staff’s comment on the Registration Statement, along with the Trust’s responses to those comments.

Prospectus

Principal Investment Strategies

1.	Comment: Please explain how companies that are "domiciled in, principally traded in" Next Emerging and Frontier Markets will be economically tied to those markets.
Response: The Adviser believes that companies that are domiciled in or principally traded in Next Emerging and Frontier Markets are economically tied to their domestic markets. Many of these companies come from domestic-focused industries, such as local banking, construction, agriculture, and energy. This is supported by research which demonstrates that developing countries have low correlations with more advanced economies because the majority of the revenues of their listed companies come domestically, rather than from the global market.

2.	Comment: Please rewrite the last sentence in the 2nd paragraph to make more plain english.
Response: We believe that the existing disclosure complies with the requirements of Form N-1A.

3.	Comment: Consider adding additional small- and medium- cap disclosure.
Response: We have revised the disclosure consistent with this comment.

4.	Comment: Please consider adding additional disclosure regarding the Fund’s concentration policy.
Response: We believe that the existing disclosure complies with the requirements of Form N-1A.

Summary of Principal Risks

5.	Comment: Consider adding “Non-Diversification Risk” and “Premium/Discount Risk.”
Response: We have revised the disclosure consistent with this comment.

6.	Comment: Please confirm that all of the Fund’s principal risks have been summarized.

Response: The Adviser believes that all of the Fund’s principal risks have been summarized.

Tax Information

7.	Comment: Consider adding “which may be taxable upon withdrawal.”
Response: We believe that the existing disclosure complies with the requirements of Form N-1A.

Payments to Broker-Dealers and Other Financial Institutions

8.	Comment: Consider adding “and sales persons” to the 2nd sentence.
Response: We have revised the disclosure consistent with this comment.

Additional Information About the Fund’s Strategies and Risks

9.	Comment: If applicable, please consider whether the Fund’s use of derivatives is a principal investment strategy.
Response: We believe that the existing disclosure complies with the requirements of Form N-1A.

10.	Comment: Please add the 1940 Act borrowing restrictions in the paragraph entitled “Leverage Risk.”
Response: We believe that the existing disclosure complies with the requirements of Form N-1A.

Portfolio Holdings Information

11.	Comment: Please remove “combined” from the first sentence.
Response: We have revised the disclosure consistent with this comment.

Frequent Trading

12.	Comment: Please consider revising frequent trading disclosure.
Response: We believe that the existing disclosure complies with the requirements of Form N-1A.

Distribution and Service Plan

13.	Comment: Please confirm that the Fund does not intend to impose 12b-1 fees for the next two years.
Response: The Fund does not anticipate imposing 12b-1 fees for the next two years.

Back Page

14.	Comment: Please consider adding “annual” or “semi-annual” in the next to last paragraph.
Response: We believe that the existing disclosure complies with the requirements of Form N-1A.

Statement of Additional Information

Existing 1940 Act Limitations

15.    Comment: Please consider revising the disclosure for Investment Restriction No, 7.
Response: We believe that the disclosure is consistent with the requirements of Form N-1A.

16.	Comment: Please include additional disclosure on senior securities.
Response: We believe that the existing disclosure complies with the requirements of Form N-1A.

Portfolio Managers

17.	Comment: Please include additional disclosure regarding portfolio manager compensation.
Response: We believe that the existing disclosure complies with the requirements of Form N-1A.
* * *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust has included disclosure in accordance with the foregoing response in a post-effective amendment to the Trust’s registration statement, which the Trust filed via EDGAR today. Please feel free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.
Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
Law Offices of DT Chisolm, PC